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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: JANUARY 31, 2005
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(h) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director             10% Owner
TRIUMPH PARTNERS III L.P.                  ALLIED HEALTHCARE INTERNATIONAL INC.                                       X
                                           (F/K/A TRANSWORLD HEALTHCARE, INC.) ("ADH")         ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. I.R.S. Identification   4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Day/Year                    below)       below)
                                                Person, if an entity                          -----------------  ------------------
                                                (voluntary)
     c/o TRIUMPH CAPITAL GROUP, INC.
       28 STATE STREET, 37TH FLOOR                                        DECEMBER 10, 2002
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by One Reporting Person
                                                                           (Month/Day/Year)   ___Form filed by More than One
  BOSTON           MA              02109                                                         Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of   2. Trans-  2A. Deemed     3. Trans-     4. Securities Acquired (A)      5. Amount of      6. Owner-     7. Nature
   Security      action      Execution     action        or Disposed of (D)              Securities        ship          of In-
   (Instr. 3)    Date        Date,         Code          (Instr. 3, 4 and 5)             Beneficially      Form:         direct
                             if any        (Instr. 8)                                    Owned Follow-     Direct        Bene-
                 (Month/     (Month/                                                     ing Reported      (D) or        ficial
                 Day/        Day/          ------------------------------------------    Transaction(s)    Indirect      Owner-
                 Year)       Year)                                   (A) or              (Instr. 3         (I)           ship
                                           Code    V       Amount    (D)     Price        and 4)           (Instr. 4)    (Instr. 4)

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                                                                                                                       Through a
COMMON STOCK     12/6/02                   J(1)           853,504    A      $9.03(1)     853,504(1)        I           subsidiary(2)
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COMMON STOCK                                                                             296,400           D
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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   3A. Deemed   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action       Execution   tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date         Date,       (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/       if any                    posed of (D)             (Month/Day/
                                       Deriv-       Day/         (Month/                   (Instr. 3, 4, and 5)     Year)
                                       ative        Year)        Day/
                                       Security                  Year)


                                                                          --------------------------------------  ----------------
                                                                                                                  Date     Expira-
                                                                                                                  Exer-    tion
                                                                           Code    V        (A)        (D)        cisable  Date

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  SERIES A                             1-FOR-1       7/25/02                                                       7/25/02  12/17/08
 CONVERTIBLE
 PREFERRED
   STOCK
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  RIGHT TO                             $0.00 (1)     12/6/02                 J (1)                    853,504      7/25/02  NONE
 FUNDING NOTE                                                                                          (1)
    (1)
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7. Title and Amount of          8. Price of      9. Number of     10. Ownership     11. Nature of
   Underlying Securities           Derivative       derivative        Form of           Indirect
   (Instr. 3 and 4)                Security         Securities        Derivative        Beneficial
                                   (Instr. 5)       Beneficially      Security:       Ownership
                                                    Owned             Direct (D) or     (Instr. 4)
                                                    Following         Indirect (I)
                                                    Reported          (Instr. 4)
                                                    Transaction(s)
   -----------------------                          (Instr. 4)
   Title         Amount or
                 Number of
                 Shares

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COMMON           6,547,674         1-FOR-1          6,547,674              D
STOCK
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COMMON           853,504 (1)                           0
STOCK
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Explanation of Responses:

(1) ALLIED HEALTHCARE GROUP LIMITED ("AHG"), A U.K. SUBSIDIARY OF ALLIED HEALTHCARE INTERNATIONAL, INC. ("ALLIED"), ISSUED TO A
    SUBSIDIARY OF THE REPORTING PERSON A FUNDING NOTE IN SATISFACTION OF APPROXIMATELY (POUND) 4,893,942 ACCRUED AND UNPAID
    INTEREST IN KIND ON CERTAIN SENIOR SUBORDINATED PROMISSORY NOTES ISSUED BY AHG. EACH FUNDING NOTE WAS EXCHANGEABLE FOR
    SHARES OF COMMON STOCK OF ALLIED AT THE RATIO OF 0.3488 SHARES FOR EVERY (POUND)2.00 OF FUNDING NOTES.  IN ACCORDANCE WITH
    THE FOREGOING, FUNDING NOTES WERE EXCHANGED FOR 853,504 SHARES OF COMMON STOCK OF ALLIED ON DECEMBER 6, 2002, RESULTING IN
    A PURCHASE PRICE OF $9.03 PER SHARE OF COMMON STOCK.

(2) THE REPORTING PERSON BENEFICIALLY OWNS THE REPORTED SECURITIES THROUGH A SUBSIDIARY FORMED TO HOLD THE RIGHT TO ACQUIRE THE
    FUNDING NOTE OF THE REPORTING PERSON AND AN AFFILIATE.


                                                               /S/ Frederick S. Moseley IV                          12/10/02
                                                               -----------------------------------                  -----------
                                                               By: Frederick S. Moseley IV                          Date: 12/10/02
                                                                   President, Triumph III Advisors, Inc., general
                                                                   partner of Triumph III Advisors, L.P., general
                                                                   partner of Triumph Partners III, L.P.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

        * If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).

       ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
          SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, SEE Instruction 6 for procedure.

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